Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1                   Jonathan M. Nugent (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006

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FOR IMMEDIATE RELEASE

                  Vasogen Appoints Vice-President of Marketing

Toronto, Ontario (August 8, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) is pleased to announce the appointment of Michael J. Martin to the newly-created position of Vice-President of Marketing. Mr. Martin will be responsible for marketing, reimbursement, and product launch activities for Vasogen's immune modulation therapy, in collaboration with strategic partners.

Mr. Martin has over 15 years' experience in the development, launch, and marketing of a number of novel immunological agents for the treatment of cancer, cardiovascular disease, and autoimmune disease. He most recently held the position of Global Business Director, Immunology and Oncology, for BASF Pharma (Knoll Pharmaceuticals). Mr. Martin was responsible for Knoll's worldwide immunology and oncology business (recently acquired by Abbott Laboratories), where he directed the marketing aspects of multiple products in all phases of clinical development, including the development of D2E7, a novel anti-TNF immune modulation therapy for the treatment of rheumatoid arthritis and other autoimmune disorders. In this role, he developed global operating plans and strategies for commercialization, business development and partnering, market research, health economics, reimbursement, and sales force implementation. Prior to joining BASF, Mr. Martin held senior sales and marketing positions at Hoffmann-La Roche, including Product Director, Cardiovascular Marketing.

"As we advance the commercial development of our product pipeline and enter into strategic alliances, Mr. Martin's extensive experience in the development and marketing of innovative therapeutic interventions will prove to be an invaluable asset to the Company," commented David Elsley, President and CEO of Vasogen. "His expertise with products in immunology, oncology, and cardiovascular disease provides an ideal fit with our clinical development programs in these important areas."

        Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related
          inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.